Luca Maestri Executive Vice President & Chief Financial Officer

May 17, 2012

Via EDGAR

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 23, 2012
File No. 001-04471

Dear Mr. Krikorian:

Reference is made to your letter dated May 4, 2012 addressed to me on behalf of Xerox Corporation (the “Registrant” or the “Company”). Our responses to the comments raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter.

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-849-2505 or Gary Kabureck, Vice President and Chief Accounting Officer, at 203-849-2630.

Sincerely,

/S/ Luca Maestri

Luca Maestri

Executive Vice President and Chief Financial Officer

C:	G. Kabureck
C. Davis (SEC)
R. Rohn (SEC)

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856-4505

Phone: 203-849-2505

Notes to Consolidated Financial Statements

Note 14 Employee Benefit Plans, page 71

1.	We note that you sponsor both domestic and international pension plans. Please tell us what consideration you have given to providing disaggregated disclosures for your domestic and international plans. In this regard, we note that based on the disclosures on page 77 it would appear that the international benefit obligations were significant. See FASB ASC 715-20-50-4.

Response: Although our international pension benefit obligations are significant, historically we did not believe disaggregated disclosures were necessary since the weighted-average assumptions used to measure and determine our plan obligations and costs were not considered to be significantly different between our domestic and major international pension plans. This is particularly the case in the past year as interest rates and asset returns have trended consistently on a global basis. In addition, we disclose a breakdown of the aggregate plan assets and aggregate plan obligations between our domestic, UK, Canadian and all other international plans. As such, we did not believe that additional disclosure with respect to our international plans was warranted, in the circumstances.

However, we acknowledge the Staff’s comment and considering the relative significance of the benefit obligation associated with our international plans, beginning with our Form 10-K for the year ended December 31, 2012, we will revise our pension plan disclosure to include disaggregated disclosures for our domestic and international plans.

2.	Please tell us the method used to recognize actuarial gains and losses. See FASB ASC 715-30-35-24 and 25. Also, in future filings please include disclosure describing how actuarial gains and losses are amortized.

Response: In accordance with FASB ASC 715-30-35-24, we amortize net actuarial gains and losses included in accumulated other comprehensive income as a component of net pension cost for a year if, as of the beginning of the year, that net gain or loss (excluding asset gains or losses that have not yet been recognized in market-related value) exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets (the ‘corridor’ method). This determination is made on a plan by plan basis. If amortization is required for a particular plan, as disclosed in Note 1 – Summary of Significant Accounting Policies, we amortize the applicable net gain or loss in excess of the 10 percent threshold on a straight-line basis in net periodic pension cost over the remaining service period of the employees participating in that pension plan. In plans where substantially all participants are inactive, the amortization period for the excess is the average remaining life expectancy of the plan participants.

We acknowledge the Staff’s comment and in future filings we will include disclosure, consistent with our response above, describing how actuarial gains and losses are amortized. Since this is primarily a significant accounting policy type disclosure, we propose to commence this new disclosure beginning with our Form 10-K for the year ended December 31, 2012.

3.	We note the tables on pages 75 and 76 which indicate that your defined benefit plans assets include assets based on significant unobservable inputs (Level 3). Please tell us your consideration of providing information about the valuation techniques and inputs used to measure fair value and a discussion of changes in valuation techniques and inputs, if any, during the period. Refer to FASB ASC 715-20-50-1(d)(5)(iv)(03).

Response: We did not believe that additional disclosures regarding the valuation techniques and inputs used to measure the fair value of our Level 3 assets were warranted considering such assets were less than 10% of total pension plan assets and therefore not deemed significant to an understanding of our consolidated financial statements. In addition, the valuation methodologies for these investments were considered relatively straightforward and had been consistently applied. Our primary Level 3 assets are Real Estate and Private Equity/Venture Capital investments. The fair value of our Real Estate investment funds are based on the Net Asset Value (NAV) of our ownership interest in the funds. NAV information is received from the investment advisors and is primarily derived from third party real-estate appraisals for the properties owned. The fair value for our Private Equity/Venture Capital partnership investments are based on our share of the estimated fair values of the underlying investments held by these partnerships as reported in their audited financial statements. The valuation techniques and inputs for our Level 3 assets have been consistently applied for all periods presented.

However, we acknowledge the Staff’s comment and in future filings we will include additional disclosure, consistent with our response above, regarding the valuation techniques and inputs used to measure the fair value of our Level 3 assets. Since pension plan asset information is primarily a year-end disclosure, consistent with our response to comment (2), we propose providing this new disclosure beginning with our Form 10-K for the year ended December 31, 2012.